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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
GOLDEN TELECOM, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
38122G107

(CUSIP Number)
Franz Wolf
Suite 2
4 Irish Place
Gibraltar
+350 41977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 4, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	38122G107	SCHEDULE 13D	Page	2	of	17

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) SUNBIRD LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		10,731,707*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,731,707*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,731,707*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	3	of	17

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) YIELDCARE LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

	7.	SOLE VOTING POWER

NUMBER OF		10,731,707*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,731,707*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,731,707*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	4	of	17

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) ALTIMO HOLDINGS & INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7.	SOLE VOTING POWER

NUMBER OF		10,731,707*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,731,707*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,731,707*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	5	of	17

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Gibraltar

	7.	SOLE VOTING POWER

NUMBER OF		10,731,707*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,731,707*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,731,707*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	6	of	17

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

	7.	SOLE VOTING POWER

NUMBER OF		10,731,707*

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,731,707*

WITH	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,731,707*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* See Items 5 and 6 hereof.

SCHEDULE 13D	Page 7 of 17
Introductory Statement
     This Amendment No. 15 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 15 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; Amendment No. 8 thereto, dated December 24, 2003; Amendment No. 9 thereto, dated August 19, 2004; Amendment No. 10 thereto, dated November 13, 2006; Amendment No. 11 thereto, dated December 6, 2006; Amendment No. 12 thereto, dated June 27, 2007; Amendment No. 13 thereto, dated October 19, 2007; and Amendment No. 14 thereto, dated December 24, 2007 (collectively, the “Existing Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined below). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Existing Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.
Item 1. Security and Issuer
     No changes.
Item 2. Identity and Background
     This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.
     This Amendment relates to the Shares of the Issuer held by Sunbird Limited. The agreement between the Reporting Persons relating to the joint filing of this Amendment is referenced as Exhibit A hereto.
The Reporting Persons
     Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Sunbird is to function as a holding company. Current information concerning the

SCHEDULE 13D	Page 8 of 17
identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands company with its principal address at the premises of Trident Trust Company (B.V.I.) Limited at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current

SCHEDULE 13D	Page 9 of 17
information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     No changes.
Item 4. Purpose of Transaction
     Item 4 of the Existing Statement is hereby amended by adding the following:
     On December 21, 2007, the Issuer, VimpelCom Finance B.V. (“VIP Finance”) and Lillian Acquisition, Inc. (the “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), subject to the terms and conditions of which, among other things, the Purchaser agreed to commence a cash tender offer for 100% of the shares of the Issuer on or before January 18, 2008 (the “Tender Offer”). On December 26, 2007, the Reporting Persons disclosed on Amendment No. 14 to this Statement that, subject to the assessment of conditions existing at the expiration of the Tender Offer, the Reporting Persons at that time intended to tender the Shares in the Issuer held by Sunbird in the Tender Offer. Pursuant to the terms of the Merger Agreement, the Purchaser commenced a cash tender offer for 100% of the outstanding Shares of the Issuer on January 18, 2008. The description of the Merger Agreement and the Tender Offer included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer on December 21, 2007 and the full text of the Schedule TO filed by the Purchaser and VIP Finance on January 18, 2008.
      Sunbird has tendered all of its Shares in the Issuer pursuant to the terms of the Tender Offer. Pursuant to the terms of the Tender Offer, acceptance for payment by the Purchaser of the Shares tendered by Sunbird will not occur until after the expiration of the Tender Offer and is subject to the conditions described in the offer to purchase set out in the Schedule TO filed by the Purchaser and VIP Finance on January 18, 2008. Sunbird reserves the right to withdraw the Shares tendered by it until the expiration of the Tender Offer.
Item 5. Interest in Securities of the Issuer
     (a) No changes.
     (b) No changes.

SCHEDULE 13D	Page 10 of 17
     (c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past sixty days by any of the persons named in response to Item 2.
     (d) No changes.
     (e) No changes.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No changes.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 11 of 17
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

February 6, 2008 Date	February 6, 2008 Date

/s/ Stella Herodotou Signature	/s/ Charalambos Michaelides Signature

Stella Herodotou, Director Name/Title	Charalambos Michaelides, Director Name/Title

YIELDCARE LIMITED

February 6, 2008 Date	February 6, 2008 Date

/s/ Sophia Ioannou Signature	/s/ Stella Raouna Signature

Sophia Ioannou, Director Name/Title	Stella Raouna, Director Name/Title

SCHEDULE 13D	Page 12 of 17

ALTIMO HOLDINGS & INVESTMENTS LTD.

February 6, 2008 Date

/s/ Marina Kushnareva Signature

Marina Kushnareva Name/Title

CTF HOLDINGS LIMITED

February 6, 2008 Date

/s/ Marina Kushnareva Signature

Marina Kushnareva, Director Name/Title

CROWN FINANCE FOUNDATION

February 6, 2008 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

SCHEDULE 13D	Page 13 of 17
ANNEX A
Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides,	Chartered Accountant	Themistokli Dervi, 5
Director		Elenion Building, 2nd floor,
(Cyprus)		P.C. 1066
Nicosia, Cyprus

Stella Herodotou,	Accountant	Themistokli Dervi, 5
Director		Elenion Building, 2nd floor,
(Cyprus)		P.C. 1066
Nicosia, Cyprus
Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou,	Accountant	Themistokli Dervi, 5
Director (Cyprus)		Elenion Building, 2nd floor,
P.C. 1066
Nicosia, Cyprus

Stella Raouna,	Accountant	Themistokli Dervi, 5
Director (Cyprus)		Elenion Building, 2nd floor,
P.C. 1066
Nicosia, Cyprus
Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy,	Director, Grand Financial	Cassandra Centre, Office
Director	Group Limited	302,
(United Kingdom)		29 Theklas Lyssioti Street,
Limassol, Cyprus

SCHEDULE 13D	Page 14 of 17

Name/Title/Citizenship	Principal Occupation	Business Address
Georgia Karydes,	Director, Administrator	6 Nikou Georgiou Street,
Director	of Feldmans Management	Block C, Office 704,
(Cyprus)	(Overseas) Limited	Nicosia 1095, Cyprus

Olga Kichatova,	Financial Director of	3rd Floor, Building 3,
Director	MRO CTF Consultancy Ltd.	6 Sechenovskiy Pereulok,
(Russia)		119034 Moscow,
Russia

Alexey Reznikovich,	Chief Executive Officer,	11 Savvinskaya Nab.,
Chief Executive Officer	Altimo	119435 Moscow, Russia
(Russia)

Marina Kushnareva,	Director, CTF Holdings	Suite 2
Director	Limited	4 Irish Place, Gibraltar
(Russia)

Franz Wolf,	Director, CTF Holdings	Suite 2
Director	Limited	4 Irish Place, Gibraltar
(Germany)
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva	Director, CTF Holdings	Suite 2, 4 Irish Place,
Director (Russia)	Limited	Gibraltar

Franz Wolf	Director, CTF Holdings	Suite 2, 4 Irish Place,
Director (Germany)	Limited	Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow	President of the Board and	Talacker 35, 8001 Zurich
Director	CEO of CBR Privatinvest	Switzerland
(Switzerland)	Ltd.

SCHEDULE 13D	Page 15 of 17

Name/Title/Citizenship	Principal Occupation	Business Address
Dr. Norbert Seeger	Attorney,	Am Schragen Weg 14,
Director	Law Office of Dr. Norbert	P.O. Box 1618, FL-9490
(Liechtenstein)	Seeger	Vaduz, Liechtenstein

Dr. Christian Zangerle	Attorney,	Am Schragen Weg 14,
Director	Law Office of Dr. Norbert	P.O. Box 1618, FL-9490
(Austria)	Seeger	Vaduz, Liechtenstein
Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Petr Aven	President,	9 Mashy Poryvaevoy Street,
(Russia)	OJSC “Alfa-Bank”	107078 Moscow, Russia

Alexander Fain	Chief Executive Officer,	12 Krasnopresnenskaya Nab.
(Russia)	OOO “Alfa-Eco M”	CMT2, Entrance 7,
123610 Moscow, Russia

Mikhail Fridman	Chairman of the Supervisory	9 Mashy Poryvaevoy Street,
(Russia)	Board of Alfa Group	107078 Moscow, Russia
Consortium/Member of the
Board of Directors of OJSC
“Alfa Bank”

Mikhail Gamzin	Managing Partner, Russian	6 Gasheka Street, Dukat
(Russia)	Technologies Investment	Place III, Office 1210,
	Consultants Limited	125047 Moscow, Russia
(Cyprus)

German Khan	Executive Director,	1, Arbat Street,
(Russia)	OAO “TNK-BP	119019 Moscow, Russia
Management”

Lev Khasis	Chief Executive Officer,	Srednyaya Kalitnikovskaya
(Russia)	X5 Retail Group N.V.	Street 28-4,
109029 Moscow, Russia

Alexander Kosiyanenko	Member of the Supervisory	Sadovaya-Samotechnaya
(Russia)	Board, X5 Retail Group N.V.	24\27,
127051 Moscow, Russia

SCHEDULE 13D	Page 16 of 17

Name/Title/Citizenship	Principal Occupation	Business Address
Andrei Kosogov	Chairman of the Advisory	32 Sadovaya Kudrinskaya,
(Russia)	Committee, Altimo Holdings	123001 Moscow, Russia
& Investments Limited

Alexey Kuzmichev	Member of the Supervisory	21 Novy Arbat Street, 10th
(Russia)	Board, Alfa Group	floor, office 1046,
	Consortium	121019 Moscow, Russia

Nigel John Robinson	Director of Corporate	Sechenovskiy Pereulok 6/3,
(United Kingdom)	Development, Finance and	119034, Moscow, Russia
Control, CTF Holdings Ltd.

Alexey Reznikovich	Chief Executive Officer,	11 Savvinskaya Nab.,
(Russia)	Altimo	119435 Moscow, Russia

Alexander Savin	Managing Director,	12 Krasnopresnenskaya
(Russia)	Investitsionnaya Kompaniya A-1	Nab., International Trade
Center 2, Entrance 7,
123610 Moscow, Russia
To the best of the Reporting Persons’ knowledge:
(a) With the exception of 811 Shares held for the account of Mr. Petr Aven, none of the above persons hold any Shares of the Issuer.
(b) With the exception of Messrs. Petr Aven and Alexey Reznikovich, who, in their capacities as directors of the Issuer, are covered by the 1999 Equity Participation Plan of the Issuer (a copy of which is incorporated by reference to the Issuer’s definitive proxy statement on Form DEF-14A dated April 25, 2000), none of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares of the Issuer.

SCHEDULE 13D	Page 17 of 17
EXHIBIT INDEX
Exhibit A – Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation, incorporated herein by reference to Exhibit A to Amendment No. 10 to the Statement on Schedule 13D related to the Issuer filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.
Exhibit B – A conformed copy of the Power of Attorney, dated July 4, 2007, authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to Amendment No. 14 to the Statement on Schedule 13D related to the Issuer filed by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Limited, CTF Holdings Limited, and Crown Finance Foundation with the Securities and Exchange Commission on December 26, 2007.